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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                               (AMENDMENT NO. 4)

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          KELLEY OIL & GAS CORPORATION
                                (Name of Issuer)

                          KELLEY OIL & GAS CORPORATION
                       (Name of Person Filing Statement)

              8 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000
                 7 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 1999
                       (Titles of Classes of Securities)

                                  487-736-AA8
                                  487-736-AB6

                    (CUSIP Numbers of Classes of Securities)

                                JOHN F. BOOKOUT
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                          KELLEY OIL & GAS CORPORATION
                           601 JEFFERSON, SUITE 1100
                              HOUSTON, TEXAS 77002
                                 (713) 652-5200

  (Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications On Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                               CHARLES L. STRAUSS
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5151

                                 APRIL 19, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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     This Amendment No. 4 (this "Amendment") supplements and amends the information set forth in an Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on April 19, 1999 and amended on May 7, 1999, May 10, 1999 and May 13, 1999 (as further amended hereby, this "Schedule 13E-4") relating to the offer by Kelley Oil & Gas Corporation, a Delaware corporation (the "Company"), to purchase up to $26.9 million principal amount of the Company's 8 1/2% Convertible Subordinated Debentures due April 1, 2000 (the "8 1/2% Debentures") and $34.1 million principal amount of the Company's 7 7/8% Convertible Subordinated Notes due December 15, 1999 (the
"7 7/8% Notes", and together with the 8 1/2% Debentures the "Securities"), at an aggregate purchase price of approximately $36.0 million, plus accrued and unpaid interest thereon to the date of repurchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal (the "Letters of Transmittal"; the Offer to Purchase and the Letters of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). This Amendment reports the final results of the transaction reported on the Schedule 13E-4. In response to the Offer, an aggregate of $28,953,000 principal amount of the 7 7/8% Notes was validly tendered and not withdrawn, and an aggregate of $17,163,000 principal amount of the 8 1/2% Debentures was validly tendered (or, in the case of $565,000 principal amount, tendered pursuant to the guaranteed delivery procedures provided for in the Offer) and not withdrawn. On May 17, 1999, the Company accepted all tendered Securities and deposited an amount sufficient to pay the Purchase Price (including interest thereon through May 18, 1999) for all Securities tendered.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated May 19, 1999

                                            KELLEY OIL & GAS CORPORATION

                                            By:     /s/ RICK G. LESTER
                                              ----------------------------------
                                              Rick G. Lester,
                                              Chief Financial Officer

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